Exhibit 4.5

TELECOM ITALIA MOBILE S.p.A.

Plan for the merger by incorporation of

Telecom Italia Mobile S.p.A.

into

Telecom Italia S.p.A.

Report by Reconta Ernst & Young

relating to the exchange ratio of shares pursuant to

Article 2501-sexies of the Italian Civil Code

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

AUDITORS’ REPORT

relating to the exchange ratio of shares

pursuant to Article 2501 sexies of the Italian Civil Code (*)

(TRANSLATION FROM THE ORIGINAL ITALIAN TEXT)

(*) With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of the report would not impair the independence of Reconta Ernst & Young S.p.A. under the U.S. independence requirements.

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

AUDITORS’ REPORT

relating to the exchange ratio of shares

pursuant to Article 2501 sexies of the Italian Civil Code.

(TRANSLATION FROM THE ORIGINAL ITALIAN TEXT)

To the Shareholders of

Telecom Italia Mobile S.p.A.

1. Objective, Subject and Scope of the Engagement

In connection with the planned incorporation of Telecom Italia Mobile S.p.A. (hereinafter “TIM” or the “Company to be Absorbed”) into Telecom Italia S.p.A. (hereinafter “Telecom Italia” or the “Absorbing Company” and, together with TIM, the “Companies”), on December 28, 2004 we were appointed as experts by the President of the Turin Court, based on a request presented by TIM, to prepare our report on the exchange ratio of the shares of the Absorbing Company with those of the Company to be Absorbed (hereinafter the “Exchange Ratio”), in accordance with Article 2501 sexies of the Italian Civil Code.

To this end, TIM has provided us with the plan for the merger (hereinafter the “Merger” or “Plan for the Merger”), accompanied by the Directors’ Report, which identifies, explains and justifies, pursuant to Article 2501 quinquies of the Italian Civil Code, the Exchange Ratio, as well as the Balance Sheet as of September 30, 2004 required by Article 2501 quater of the Italian Civil Code.

The Plan for the Merger will be subject to approval at the Extraordinary General Meeting of the shareholders of TIM to be held on April 5, 2005, first call and second call on April 6, 2005. In addition, the Plan for the Merger will be subject to approval at the Special General Meeting of TIM savings shareholders, in accordance with Article 146, first paragraph, subparagraph b), of the Italian Unified Text for Finance (“TUF”).

Similarly, the shareholders of Telecom Italia will be required to approve the Merger at the Extraordinary General Meeting to be held on April 5, 2005, first call and, if required, second call on April 6, 2005 or, third call on April 7, 2005.

Mazars & Guerard S.p.A. was appointed by the President of the Milan Court, based on a request presented by Telecom Italia to prepare a similar report on the Exchange Ratio.

In order to provide the shareholders with adequate information regarding the Exchange Ratio, this report illustrates the methods adopted by the Directors in determining the Exchange Ratio and the difficulties encountered by them. In addition, this report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their advisors, we have not carried out a valuation of the Companies participating in the Merger. This was done solely by the Directors and the advisors appointed by them.

2. Summary of the Transaction

The Boards of Directors of TIM and Telecom Italia held on December 7, 2004 have developed a plan, for a comprehensive reorganization of the activities of the Telecom Italia Group (the “Reorganization Plan”). The

goal, both for TIM and Telecom Italia, is to improve their competitive position, given the greater operational and financial synergies and efficiencies that will arise.

As indicated in the report of the Board of Directors of TIM, the proposed transaction provides for the Merger of TIM into Telecom Italia, pursuant to Articles 2501 and following of the Italian Civil Code.

On January 23, 2005, the Board of Directors of TIM approved the Plan for the Merger of TIM into Telecom Italia, confirming the Exchange Ratio preliminarily indicated by the Board of Directors on December 7, 2004.

The Merger will be effected on the basis of the balance sheets of TIM and Telecom Italia as of September 30, 2004, adopted by the Boards of Directors of the Companies as the Balance Sheets required by Article 2501 quater of the Italian Civil Code.

In order to implement the Reorganization Plan, prior to the Merger and to its effectiveness, TIM is expected to spin off its mobile communications business in Italy (the “Spin-off”) to a company wholly owned by TIM, to be known as Tim Italia S.p.A.

As part of the Reorganization Plan, Telecom Italia made: (i) a voluntary partial tender offer for 2,456,534,241 TIM ordinary shares, representing 29.12% of TIM’s ordinary share capital at December 20, 2004 and 28.67% of TIM’s total share capital at the same date; (ii) a voluntary tender offer for all 132,069,163 TIM savings shares, representing 100% of TIM’s savings share capital and approximately 1.54% of its total share capital (hereinafter referred to, jointly, as the “Offer”). The Offer price was €5.6 for each TIM ordinary and savings share and its effectiveness was subject to the condition, for both classes of shares, that two thirds of the number of shares subject of the Offer be tendered.

The Offer commenced on January 3, 2005 and terminated on January 21, 2005. Telecom Italia’s Board of Directors has favorably assessed the results of the Offer, particularly given that the TIM ordinary shares tendered exceeded the number of TIM ordinary shares subject to the Offer and thus confirmed the effectiveness of the Offer.

The Absorbing Company will succeed to all TIM’s legal rights and obligations in force at the effective date of the Merger, including those arising in connection with TIM’s stock option plans (to this end, the Absorbing Company will make the necessary capital increases to service such plans).

The Merger is technically subject to the veto right of the Italian Government pursuant to the Golden Share provisions under Article 2 of Law Decree 332/1994, ratified by Law 474/1994, and Article 22, paragraph b) of Telecom Italia’s bylaws.

At the end of the meeting of Telecom Italia’s Board of Directors on December 7, 2004, in accordance with Article 22, paragraph b) of the Absorbing Company’s bylaws and Article 2 of Law Decree 332/1994, ratified by Law 474/1994, Telecom Italia notified the Minister for the Economy and Finance of the commencement of the Reorganization Plan of the Group. The Minister for Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider that the conditions exist for the exercise of the veto right with respect to the adoption of the Merger resolution by Telecom Italia’s shareholders’.

The Absorbing Company’s ordinary and savings shares are and, following the Merger, will continue to be, listed on the Mercato Telematico operated by Borsa Italiana S.p.A..

In addition, following the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the New York Stock Exchange in the form of ADS (American Depositary Shares, each of which represents ten ordinary or savings shares).

In implementing the Merger, the Absorbing Company will cancel the TIM ordinary and savings shares owned by the Absorbing Company, cancel own shares held by TIM and will issue new ordinary and savings shares to be exchanged for the existing shares.

The newly-issued shares of the company resulting from the Merger will have normal entitlement to all the pertinent rights.

The Merger will be effective from the date of the last filing of the Merger deed, or from such later date as may be specified in the Merger deed itself, while for accounting and tax purposes, the transactions of the incorporated company will be included in the financial statements of the Absorbing Company as of January 1 of the year in which the transaction becomes effective.

3. Documentation Utilized

In performing our work, we obtained from TIM and Telecom Italia, such documentation and information as was considered necessary in the circumstances. We analyzed such documentation and, in particular:

a)	the Plan for the Merger and the reports of the Boards of Directors of the two Companies, addressed to the respective Extraordinary General Meetings, proposing an Exchange Ratio as follows:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06;

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06.

The Exchange Ratio has been determined by the Board of Directors also taking into account the reports of the advisors (“Advisors”) indicated in points b) and c) below. The report of the Board of Directors of TIM sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)	the valuation reports of the Exchange Ratio prepared by Lazard & Co. S.r.l. and Credit Suisse First Boston as advisors of the Directors; these reports set out the valuation criteria adopted, and the results of their application;

c)	the fairness opinions prepared by Merril Lynch International, Milan Branch and by Studio Casò, Dr. Angelo Casò in person, as advisors designated upon indication of the independent Directors, members of the Internal Control Committee of TIM;

d)	the following documentation, used by the Advisors to prepare their reports and, subsequently, within the scope of our engagement, also utilized by us:

•	the financial statements and the consolidated financial statements of TIM and Telecom Italia and of their significant subsidiaries as of and for the year ended December 31, 2003, accompanied by the Reports of the Boards of Directors, the Reports of the Boards of Statutory Auditors and the Independent Auditors’ Reports;

•	the balance sheets of TIM and Telecom Italia as of September 30, 2004 accompanied by the Directors’ reports;

•	the draft financial statements of TIM and Telecom Italia as of and for the year ended December 31, 2004, approved by the Board of Directors on February 23, 2005 and February 24, 2005, respectively.

•	Telecom Italia Group’s “Preliminary economic and financial plan – 2005-2007 Plan-Preliminary December 3, 2004” prepared by management;

•	historical market prices and trading volumes of ordinary and savings shares of TIM and Telecom Italia;

•	publicly available information about companies operating in the same sector;

•	financial research and analyses, published by specialized institutions and investment banks;

e)	additional documentation, as follows, has been utilized by us:

•	data and information obtained from the Advisors and used by them for the determination of the Exchange Ratio;

•	by-laws of the Companies participating in the Merger;

•	reports on the Plan for the Merger of the Boards of Directors of TIM and Telecom Italia of December 7, 2004;

•	interim financial statements of TIM and Telecom Italia as of June 30, 2004 and for the six month period then ended, accompanied by the auditors’ review reports;

•	accounting elements and other information as deemed necessary for this report.

Finally, we obtained representation from TIM, based on management’s best knowledge and belief, that no significant changes occurred in the data and information used in our analysis. The same representation has been obtained by Mazars & Guerard S.p.A. from the management of Telecom Italia.

4. Valuation Methods Adopted by the Board of Directors for the Determination of the Exchange Ratio

The Directors of TIM, also in view of information provided by the Advisors, determined the Exchange Ratio on the basis of a number of valuation methods, selected among those more appropriate to reflect the value of the entities involved in the Merger, considering the activities carried-out by the Absorbing Company and by the Company to be Absorbed.

4.1. Selection of the methods and valuation criteria

The Directors of TIM, supported by their Advisors, selected the valuation methods and criteria to be applied taking into account:

a)	the specific objectives of the valuations in connection with the Merger;

b)	the nature of the activities performed by each of the Companies participating in the Merger.

Concerning these aspects, in selecting the valuation principles and criteria, the Directors made reference to the purpose of the exercise and to elements of significance allowing the value of the businesses to be calculated.

Given the objective of obtaining comparable values for the determination of the Exchange Ratio, the Directors adopted valuation methods based on uniform criteria for both Companies participating in the Merger.

These values were obtained on a going-concern basis and can be neither considered as representative of stand-alone valuations of the two Companies participating in the Merger, nor compared with any potential acquisition or disposal prices (which normally take into account potential majority premiums and minority discounts). Nor do these values reflect the strategic, operational and financial synergies expected from the Merger.

Based on this premise, the Directors of TIM and Telecom Italia adopted two methods: the stock-market price method and the sum-of-parts method, the latter primarily through the application of the discounted cash flow or DCF methodology to the various business units.

The valuation process of the Directors was further supported by considering financial analysts’ target prices for the TIM and Telecom Italia shares, and making reference to market multiples for comparable companies.

Finally, the Directors considered, on one hand, the various areas of operations of TIM and Telecom Italia, and, on the other hand, the fact that the controlling investment of Telecom Italia in TIM represents a significant component of the total assets of Telecom Italia.

4.1.1. Description of Methodologies Used

The following methodologies were used:

Stock-market prices method: where companies participating in a merger have shares listed on regulated securities exchanges, theory and professional practice suggest that account be taken of the results deriving from the market prices of the respective shares, averaged over appropriate periods of time. In this case, the Directors considered the market prices to be particularly significant, taking into account the high capitalization and market liquidity of TIM and Telecom Italia; the extensive coverage the two companies receive in analysts’ research reports; and the existence among their shareholders of numerous international institutional investors.

Sum-of-parts method: under this method, a company’s value is calculated as the sum of the values of its separate units (meaning economic entities that can be valued independently) adjusted to take into account the company’s financial position and minority interests.

4.1.2. Stock-Market Prices

The stock-market prices method estimates the value of the equity on the basis of stock-market prices during a relevant period that expires at a date close to that on which the valuation is carried out.

The Directors considered the market prices over various periods prior to the announcement of the Merger (December 3, 2004) and prior to the date when press articles began to refer to the potential reorganization (the week of November 16-19, 2004), in order to focus on the values of the two companies before possible announcement effects.

In order to mitigate the short-term fluctuations that are typical of the financial markets, the Directors extended the analysis of the share prices to the average market prices over appropriately long periods.

To this end, in applying the stock-market prices method the Directors analyzed historical volume-weighted average prices within the 12 months prior to November 16, 2004.

The Directors identified the averages for 1, 2, 3, 6 and 12 months as those within a range of constant ratios.

The Directors considered more relevant the stock-market prices for various periods before the week of November 16-19, 2004, although the differences between these values and those of the date of the announcement of the Merger are not significant.

4.1.3. Sum-of-Parts method

According to the sum-of-parts method, the value of TIM and Telecom Italia is determined as the sum of the values of the individual units of each company, considered as economic entities that can be valued independently. Such sum is suitably adjusted to take account of the financial position and minority interests for each of the Companies Participating in the Merger.

For the valuation of the individual units, the Discounted Cash Flow or DCF methodology was primarily used, as applied to the principal assets of TIM and Telecom Italia: the Italian wireline and mobile services and the major subsidiaries abroad.

For the valuation of the remaining assets of TIM and Telecom Italia, reference was made to their stock-market value, where available and appropriate, and for those less important or not consolidated, to their book value or to the estimates of financial analysts in research reports.

The DCF methodology was applied by discounting operating cash flows gross of any component of a financial nature (Free Cash Flows or “FCF”). Under this methodology, the value of a company is equal to the sum of the following components:

•	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital;

•	net financial position and minority interests;

•	surplus assets, if any.

In applying the DCF methodology, the Directors made reference to the cash flows of the main activities as shown by the “Preliminary economic and financial plan – 2005-2007 Plan-Preliminary December 3, 2004”, which is the update of the business and financial plans approved and announced to the market in March 2004. The plans were developed by management in conformity with Telecom Group’s strategic, operational and financial objectives.

In the valuation, the Directors estimated the net financial position at December 31, 2004 and the value of minority interests; these were determined primarily, depending on the circumstances, with reference to their book or market value, in view of their limited importance in relation to the overall valuation of the two companies.

In order to divide the results obtained for the equity value of the two companies between their ordinary and savings shares, the Directors made reference to the average discounts implied by the 1, 2, 3, 6 and 12 month averages of the prices of TIM and Telecom Italia savings shares compared to those of their ordinary shares.

The Directors believe that the consensus view is that other methods of dividing the equity value between ordinary and savings shares would introduce discretionary factors into the valuation, unsupported by objective factors.

5. Valuation Difficulties Encountered by the Directors

In carrying out the valuations for the purpose of determining the Exchange Ratio, the Board of Directors of TIM has not encountered difficulties.

6. Result of the Valuation Performed by the Directors

The Directors have applied the valuation methods described above, both taking into account and excluding the effects of the distribution of dividends in April 2005 (assumed to be equal to those distributed in 2004).

6.1. Stock-Market Prices

Based on the results of the valuations made in accordance with the stock-market prices method, the Directors of TIM identified the following valuations and ratios:

	Stock market value not adjusted for dividend			Stock market value adjusted for dividend
Market prices (ordinary shares)	Telecom Italia (€)	TIM (€)	Ratio	Telecom Italia (€)	TIM (€)	Ratio
Weighted averages
November 16, 2004	2.82	4.81	1.71	2.71	4.55	1.68
1 month average	2.70	4.68	1.73	2.59	4.42	1.71
2 month average	2.63	4.56	1.73	2.52	4.30	1.70
3 month average	2.58	4.50	1.74	2.48	4.25	1.71
6 month average	2.55	4.51	1.77	2.45	4.25	1.74
12 month average	2.54	4.52	1.78	2.44	4.27	1.75

	Stock market value not adjusted for dividend			Stock market value adjusted for dividend
Market prices (savings shares)	Telecom Italia (€)	TIM (€)	Ratio	Telecom Italia (€)	TIM (€)	Ratio
Weighted averages
November 16, 2004	2.05	4.78	2.33	1.94	4.51	2.33
1 month average	2.01	4.62	2.30	1.89	4.35	2.30
2 month average	1.95	4.53	2.32	1.84	4.26	2.32
3 month average	1.92	4.48	2.34	1.80	4.22	2.34
6 month average	1.86	4.45	2.39	1.75	4.18	2.39
12 month average	1.84	4.45	2.42	1.72	4.18	2.43

6.2. Sum-of-Parts

With respect to the sum-of-parts method, the Directors of TIM identified the following ranges for the values and the ratios of the ordinary and savings shares.

SUM-OF-PARTS

	Values per share not adjusted for dividend			Values per share adjusted for dividend
Euro	Telecom Italia	TIM	Ratio	Telecom Italia	TIM	Ratio
Value per ordinary share	(2.97-3.28)	(5.26-5.50)	(1.68-1.77)	(2.86-3.17)	(5.1-5.25)	(1.65-1.75)
Value per savings share	(2.18-2.41)	(5.26-5.50)	(2.29-2.41)	(2.06-2.29)	(4.99-5.24)	(2.29-2.42)

6.3. Determination of the Exchange Ratio

Taking into account the valuations prepared by the Advisors, the Board of Directors has established the relative values of the Companies Participating in the Merger for the purpose of determining the Exchange Ratio.

The ratios derived by applying the foregoing methods by the Directors of TIM are summarized below:

METHOD (ORDINARY SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND	EXCHANGE RATIO ADJUSTED FOR DIVIDEND
Market Price method
– November 16, 2004	1.71	1.68
Weighted averages:
– 1 month average	1.73	1.71
– 2 month average	1.73	1.70
– 3 month average	1.74	1.71
– 6 month average	1.77	1.74
– 12 month average	1.78	1.75
Sum-of-Parts method	(1.68-1.77)	(1.65-1.75)

METHOD (SAVINGS SHARES)	EXCHANGE RATIO NOT ADJUSTED FOR DIVIDEND	EXCHANGE RATIO ADJUSTED FOR DIVIDEND
Market Price method
– November 16, 2004	2.33	2.33
Weighted averages:
– 1 month average	2.30	2.30
– 2 month average	2.32	2.32
– 3 month average	2.34	2.34
– 6 month average	2.39	2.39
– 12 month average	2.42	2.43
Sum-of-Parts method	(2.29-2.41)	(2.29-2.42)

The Directors, on the basis of the valuations of the Companies participating in the Merger, determined the following Exchange Ratio:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06;

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06.

The Directors indicate that the effects of the Offer for TIM ordinary and savings shares, initiated by Telecom Italia, that commenced on January 3, 2005 and terminated on January 21, 2005, do not require the Exchange Ratio to be altered since the Offer was made on economic terms consistent with the valuations used to determine the Exchange Ratio.

In determining the Exchange Ratio, the Directors made an analysis of the reasonably foreseeable effects of the possible exercise of the right of withdrawal by holders of TIM savings shares. It was deemed, considering also the prices of the shares in the relevant period, that the result of such withdrawals would not require the Exchange Ratio to be modified, since it was reasonable to presume that the withdrawal price would be lower than the value attributed to TIM shares for the purposes of the Merger on the basis of the valuation methods applied.

6.4. Procedures for assigning the shares and carrying out the share exchange

The Absorbing Company will carry out the exchange by increasing its share capital by up to a maximum of €1,420,690,865.55, through the issuance of up to a maximum of 2,291,344,587 ordinary shares and up to a maximum of 291,729,714 savings shares, all with a par value of €0.55 per share. The increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without taking into consideration the TIM ordinary and savings shares held by Telecom Italia or TIM’s treasury shares, which will be cancelled in the Merger and will not participate in the share exchange.

7. WORK DONE

7.1. Work done on the “documentation utilized” as mentioned at point 3.

Taking into consideration that the Plan for the Merger, in accordance with Article 2501 quater of the Italian Civil Code, takes, as a reference basis, the Balance Sheets of the Companies as at September 30, 2004, we have performed limited procedures in order to identify the accounting principles utilized for the preparation of the above mentioned Balance Sheets and the major changes in the financial conditions with respect to the semi-annual report as of June 30, 2004 and for the six month period then ended of TIM and Telecom Italia, on which we have performed a limited review. The statutory and consolidated financial statements of TIM and Telecom Italia as of December 31, 2003 and for the year then ended were audited by us.

In addition, we have performed the following activities:

•	we met and discussed with the management of TIM and Telecom Italia to obtain information on the subsequent events with respect to the balance sheets mentioned above that could have a significant effect on the values being examined here;

•	with respect to the “Preliminary economic and financial plan – 2005-2007 Plan-Preliminary December 3, 2004” of the Telecom Italia Group, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of TIM and Telecom Italia the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2. Work done on the methods used to determine the Exchange Ratio

We have examined the methods followed by the Directors, also based on the indications given by their Advisors, for the determination of the relative value of the Companies and, thus, of the Exchange Ratio, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

•	analysis of the report prepared by the Directors’ of TIM on the Plan for the Merger and of the reports of the Advisors to verify the completeness and consistency of the processes to determine the Exchange Ratio, as well as the homogeneity in the application of valuation methods;

•	sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the Exchange Ratio would be affected by changes in the assumptions and parameters, considered to be significant, utilized in the reports of the Advisors;

•	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation used”, described in paragraph 3 above;

•	verification of the mathematical correctness of the calculation of the ratios, derived from the application of the valuation methods used by the Directors;

•	meetings with the Advisors of TIM, to discuss the activities performed, the issues encountered and the solutions adopted.

8. Comments on the suitability of the methods used and the validity of the estimates

With reference to this engagement, we note that the principal purpose of the process used by the Directors was to establish an estimate of relative values of the companies involved in the Merger, by applying homogeneous criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the Exchange Ratio, rather than to determine absolute values of the companies involved. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies involved, for transactions different from the merger for which they were carried out.

In connection with the valuation methods adopted, we note that:

•	they are widely used in Italian and international professional practice, they are based on accepted valuation doctrine and on parameters determined according to a generally accepted methodology;

•	they appear adequate in the circumstances, in light of the characteristics of the Companies involved in the Merger;

•	in conformity with the valuation framework required by the Merger, the methods have been developed on a stand alone basis;

•	the methodology adopted by the Board of Directors ensures that the valuation methods are homogeneous and thus that the values are comparable;

•	the application of more than one method broadened the valuation process and allows substantial verification of the results obtained.

With reference to the application of the valuation methodologies made by the Directors, we note that:

•	the stock-market prices method is particularly suitable in connection with companies with a high capitalization, a large and widespread float and high volumes of exchange. In this case, the adoption of averages over a sufficiently long period of time mitigates the effect of share fluctuations, connected with the general situation of the stock markets;

•	the sum-of-parts method is generally applied by professional practice in the valuation of complex enterprises, characterized by numerous areas of business. In this case, the utilization of the DCF method allows appropriate consideration to be given to the operational characteristics of the companies participating in the Merger. The selection of the DCF method for the main business areas of TIM and Telecom Italia is justified by the activity of the businesses which gives significance to both the economic and financial aspects for the purpose of the valuation;

•	the results obtained with the stock-market prices method and the sum-of-parts method are supported by an analysis of the “consensus” of financial analysts on target prices of TIM and Telecom Italia, as well as, by the analysis of comparable market multiples.

9. Specific limitations encountered by the auditors in carrying out the engagement

During our engagement, we did not encounter limitations or difficulties that merit mention in this section of the report.

10. Conclusion

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors, also based upon the advice of their Advisors are, under the circumstances, reasonable and not arbitrary and they have been correctly applied by them in their determination of the Exchange Ratio of shares indicated in the Plan for the Merger, as follows:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06;

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06.

Milan, February 28, 2005

Reconta Ernst & Young S.p.A.

Signed by Felice Persico, partner